Bearguard Funds, Inc.

                 Form N-SAR Report for the Period Ended 03/31/00


Item 77-I

The Bearguard Funds, Inc. (the "Corporation") was incorporated on April 9, 1999, as a Maryland Corporation and is registered as a diversified open-end management investment company under the Investment Company Act of 1940. The Corporation currently consists of one series: the Bearguard Fund (the "Fund"). The Fund commenced operations on November 1, 1999. The following describes the rights of the shares of the Corporation.

The Articles of Incorporation authorizes the Board of Directors to issue 500,000,000 shares of common stock, with a par value of $.001 per share, and to create classes of Common Stock within each series. The Fund currently offers two share classes: (1) Investor Class, sold primarily to individuals and other purchasers investing less than $100,000 and (2) Institutional Class, sold primarily to institutions investing at least $100,000.

Each class of shares of the Corporation represents an interest in the assets and liabilities of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that the distribution and shareholder servicing fees related to the Investor Class shares are borne solely by that class. Fractional shares have the same rights proportionately as full shares. Common Stock issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Directors may grant in its discretion.


The following are incorporated by reference:

Item 77-Q (a) Bylaws - Pre-Effective Amendment No. 2, Part C, Item 23, Exhibit b

Item 77-Q (e) Advisory Agreement - Pre-Effective Amendment No. 1, Part C,
   Item 23 Exhibit d